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STUART STRAUSS stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax
August 23, 2019
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sally Samuels, Division of Investment Management

Re:    VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)
Dear Ms. Samuels:
We are in receipt of your additional telephonic comment regarding the registration statement on Form N‑1A for the Trust with respect to VanEck Vectors Green Bond ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission on June 24, 2019, and the Trust’s response letter dated August 19, 2019 to comments previously provided by the Staff relating to the Fund. The Trust has considered your comment and has authorized us to make the response below on its behalf.

Comment 1.	In the following sentence in the “Principal Investment Strategies” section, please replace “may concentrate” with the term “will concentrate”:

“The Fund may concentrate its investments in a particular industry or group of industries to the extent that the Green Bond Index concentrates in an industry or group of industries.”

Response 1.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 2.	Please clarify what government sector the Fund was concentrated in as of June 17, 2019, as government securities are specifically excluded from the Fund’s concentration policy.

Response 2.
We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the Fund’s most recent annual report for the period ended April 30, 2019 (the “Annual Report”). As of April 30, 2019, approximately 37.5% of the Fund’s net assets were classified as government securities in the Annual Report. Specifically, and as of such date, approximately 15.7% of the Fund’s net assets were classified as supranational bonds and 15.4% of the Fund’s net assets were classified as sovereign bonds.

Comment 3.	With respect to “Sampling Risk,” please include risks related to management in light of the sampling strategy.

Response 3.	We respectfully submit that the risks related to management in light of the sampling strategy are disclosed in our “Index Tracking Risk.”

Comment 4.
The disclosure of the Fund’s principal investment strategies in Item 4 and Item 9 appears to be substantially similar. The Staff has provided guidance indicating that the disclosure provided in response to Item 4 should not be identical to the disclosure in response to Item 9. The Staff draws the Trust’s attention to the Staff’s June 2014 IM Guidance Update 2014-08, which sets forth the Staff’s observations regarding this issue. Please revise as applicable and provide more detailed information regarding the Fund’s strategies. (See also Dalia Blass, Director, Division of Investment Management - Remarks at Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018) (www.sec.gov/news/speech/speech-blass-102518)).

Response 4.
We respectfully acknowledge your comment; however, we believe that the current level of detail in the “Principal Investment Strategies” disclosure in Items 4 and 9 is appropriate and not substantially similar.

Comment 5.
With respect to the disclosure under “Additional Non-Principal Investment Strategies” section, please supplementally explain to the Staff whether and why the Fund may invest in securities such as convertible securities and depositary receipts that are specifically excluded from the S&P Green Bond U.S. Dollar Select Index (the “Underlying Index”). If not, please delete such disclosure.

Response 5.
The Fund may invest up to 20% of its assets in securities and other instruments not represented in the Underlying Index as long as the Adviser believes such investments are consistent with the Fund’s investment objective. The Fund may invest in convertible securities and depositary receipts in the 20% bucket in the event the Adviser determines it is consistent with the Fund’s investment objective.

Comment 6.	Please identify the types of derivatives included in the remaining 20% of the Fund’s total asset that will be used to track the Underlying Index.

Response 6.	The Fund does not currently use derivatives in its 20% bucket; however, the Fund has the ability to invest in derivatives to the extent necessary to track the Underlying Index.

Comment 7.	To the extent not already disclosed, please move the disclosure under the “S&P Green Bond U.S. Dollar Select Index” section to the Item 9 disclosure.

Response 7.
We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriately disclosed in the “S&P Green Bond U.S. Dollar Select Index” section and moving the disclosure to Item 9 would not provide any additional benefits to an investor.

STATEMENT OF ADDITIONAL INFORMATION

Comment 8.	The Staff notes the following statement in the “Investment Restrictions” section:

“With respect to fundamental restriction 7, investment companies are not considered to be part of an industry.”
Please be advised that it is the Staff’s position that a fund and its adviser may not ignore the investment of affiliated and unaffiliated underlying investment companies when determining whether it is in compliance with its own concentration policies.  Please add disclosure reflecting the Staff’s position.

Response 8.
The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s registration statement.

Comment 9.	The Staff notes the following statement in the “Investment Restrictions” section:

“The Fund may invest its remaining assets in securities not included in the Index, money market instruments, repurchase agreements or funds which reinvest exclusively in money market instruments, convertible securities, structured notes (notes on which the amount of principal repayment and interest payments are based on the movement of one or more specified factors, such as the movement of a particular stock or stock index), certain derivatives, in bonds that are in the relevant market but not the Index and/or in combinations of certain bond index futures contracts, options on such futures contracts, bond options, bond index options, options on the Shares, and bond index swaps and swaptions, each with a view towards providing the Fund with exposure to the securities in the Index.”
Please supplementally explain to the Staff whether and why the Fund may invest in securities that are specifically excluded from the Underlying Index, including those in its 20% basket.

Response 9.
As previously discussed in our response to Comment 5, the Fund uses a sampling approach in seeking to achieve its investment objective, and thus may invest up to 20% of its assets in securities and other instruments not represented in the Underlying Index as long as the Adviser believes such investments are consistent with the Fund’s investment objective. The Fund may invest in convertible securities and depositary receipts in the 20% bucket in the event the Adviser determines it is consistent with the Fund’s investment objective.

Comment 10.	The Staff notes the following disclosure in the “Special Considerations and Risks - Municipal Securities” section:

“The securities of state and municipal governments and their political subdivisions are not considered to be issued by members of any industry.”
Please note that the Fund should look through a “private activity” municipal debt security, whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity, in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy.

Response 10.
We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate. SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”

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If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3529.
Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss